Exhibit 99.1

MEDIROM MOTHER Labs Inc. Receives Capital Investment from Internal Investors

Completion of Private Placement of New Shares as Part of Series A Round Valued at ¥9 Billion

Tokyo, Japan – October 30, 2025: MEDIROM MOTHER Labs Co., Ltd. (Headquarters: Minato-ku, Tokyo; President and CEO: Yoshio Uekusa; hereinafter “MEDIROM MOTHER Labs”), a subsidiary of MEDIROM Healthcare Technologies Inc. (NASDAQ: MRM), has completed a private placement of new shares to its President and CEO, Yoshio Uekusa, and Director, Ryo Saito. This transaction is part of the previously announced Series A round, valued at ¥9 billion.

■ Background of Implementation

MEDIROM MOTHER Labs, as the health tech division of the Medirom Group, has been advancing the implementation of specific health guidance utilizing the healthcare app “Lav” and the development and sales of the wearable device “MOTHER Bracelet”. To further expand our business going forward, we aim to enhance swift decision-making and a field-driven management structure. By having the management team itself become investors, we seek to further increase business responsibility and growth motivation.

■ Future Outlook

With the completion of this capital increase, MEDIROM MOTHER Labs will further strengthen its capital base and accelerate the development of upgraded versions of the wearable device “MOTHER Bracelet” and the establishment of systems for launching new products into the market. As the Medirom Group, we will realize the delivery of new value in the healthcare and wellness field and drive sustainable growth both domestically and internationally.

■ ABOUT MEDIROM MOTHER Labs Inc.

A subsidiary of MEDIROM Healthcare Technologies Inc. (NASDAQ: MRM), focuses on the health- tech sector. The company’s core activities include the ‘Specific Health Guidance Program’ offered through the ‘Lav’ health application and development and sales of the 24/7 recharge-free MOTHER Bracelet smart tracker. By leveraging the features of the recharge-free MOTHER Bracelet, MOTHER Labs offers customizable health management solutions across diverse sectors, including caregiving, logistics, manufacturing, etc.

■ MEDIROM Healthcare Technologies Inc.

MEDIROM Healthcare Technologies Inc.

NASDAQ Symbol: MRM

Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo, Japan

Web: https://medirom.co.jp/en

Contact: ir@medirom.co.jp

■ Forward-Looking Statements Regarding MEDIROM

Certain statements in this press release are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may include estimates or expectations about MEDIROM’s possible or assumed operational results, financial condition, business strategies and plans, market opportunities, competitive position, industry environment, and potential growth opportunities. In some cases, forward-looking statements can be identified by terms such as “may,” “will,” “should,” “design,” “target,” “aim,” “hope,” “expect,” “could,” “intend,” “plan,” “anticipate,” “estimate,” “believe,” “continue,” “predict,” “project,” “potential,” “goal,” or other words that convey the uncertainty of future events or outcomes. These statements relate to future events or to MEDIROM’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause MEDIROM’s actual results, levels of activity, performance, or achievements to be different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond MEDIROM’s control and which could, and likely will, affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects MEDIROM’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to MEDIROM’s operations, results of operations, growth strategy and liquidity. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements in this press release include:

●MEDIROM’s ability to achieve its development goals for its business and execute and evolve its growth strategies, priorities and initiatives;

●changes in Japanese and global economic conditions and financial markets, including their effects on MEDIROM’s expansion in Japan and certain overseas markets;

●MEDIROM’s ability to achieve and sustain profitability in its Digital Preventative Healthcare Segment;

●the fluctuation of foreign exchange rates, which affects MEDIROM’s expenses and liabilities payable in foreign currencies;

●MEDIROM’s ability to maintain and enhance the value of its brands and to enforce and maintain its trademarks and protect its other intellectual property;

●MEDIROM’s ability to raise additional capital on acceptable terms or at all;

●MEDIROM’s level of indebtedness and potential restrictions on MEDIROM under MEDIROM’s debt instruments;

●changes in consumer preferences and MEDIROM’s competitive environment;

●MEDIROM’s ability to respond to natural disasters, such as earthquakes and tsunamis, and to global pandemics, such as COVID-19; and

●the regulatory environment in which MEDIROM operates.

More information on these risks and other potential factors that could affect MEDIROM’s business, reputation, results of operations, financial condition, and stock price is included in MEDIROM’s filings with the Securities and Exchange Commission (the “SEC”), including in the “Risk Factors” and “Operating and Financial Review and Prospects” sections of MEDIROM’s most recently filed periodic report on Form 20-F and subsequent filings, which are available on the SEC website at www.sec.gov. MEDIROM assumes no obligation to update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ from those anticipated in these forward-looking statements, even if new information becomes available in the future.